SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)

                         Firebrand Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    761013101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Frank Gulich                              Erbengemeinschaft Ernst Muller-Mohl
Hyos Invest Holding AG                    c/o Muller-Mohl Holding AG
Weinplatz 10                              Weinplatz 10
8022 Zurich                               8022 Zurich
Switzerland                               Switzerland
011-41-1-224-4203                         011-41-1-224-4203
--------------------------------------------------------------------------------
                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761013101                    13G                           Page 2 of 8
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION+ NO. OF ABOVE PERSON

    Hyos Invest Holding AG
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       1,250,000
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,250,000
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,250,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 761013101                    13G                           Page 3 of 8
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION+ NO. OF ABOVE PERSON

    Erbengemeinschaft Ernst Muller-Mohl
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       Disclaimed (see 9 below)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             Disclaimed (see 9 below)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares held by Hyos Invest Holding AG is disclaimed by Erbengemeinschaft Ernst Muller-Mohl
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    Not applicable (see 9 above)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 761013101                    13G                           Page 4 of 8


Item 1(a).  Name of Issuer:

            Firebrand Financial Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One State Street Plaza
            New York, New York 10004

Item 2(a).  Name of Persons Filing:

            Hyos Invest Holding AG

            Erbengemeinschaft Ernst Muller-Mohl, as successor in interest to Ernst Muller-Mohl

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Hyos Invest Holding AG
            Weinplatz 10
            8022 Zurich
            Switzerland

            Erbengemeinschaft Ernst Muller-Mohl
            c/o Muller-Mohl Holding AG
            Weinplatz 10
            8022 Zurich
            Switzerland

Item 2(c).  Citizenship:

            Switzerland

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share

Item 2(e).  CUSIP Number:

            761013101

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

   (a)  |_|  Broker or dealer registered under Section 15 of the Exchange
             Act.

   (b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

   (c)  |_|  Insurance Company as defined in Section 3(a)(19) of the Exchange
             Act.

   (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

CUSIP No. 761013101                    13G                           Page 5 of 8


   (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

   (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

   (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

   (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

   (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

   (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership (As of January 18, 2001).

      (a)   Amount beneficially owned:

            Hyos Invest Holding AG ("Hyos") beneficially owns 1,250,000 shares of Common Stock of the issuer, representing 13.9% of the shares of Common Stock of the issuer. All of the outstanding shares of Hyos are owned by Erbengemeinschaft Ernst Muller-Mohl, the successor in interest to Ernst Muller-Mohl who deceased on May 3, 2000 ("Erbengemeinschaft").

            The filing of this Schedule 13G by Erbengemeinschaft shall not be construed as an admission that Erbengemeinschaft is, for purposes of
            Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

            Hyos Invest Holding AG: 1,250,000

      (b)   Percent of class:

            Hyos Invest Holding AG: 13.9%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote

                  Hyos Invest Holding AG: 1,250,000

            (ii)  Shared power to vote or direct the vote

                  0

            (iii) Sole power to dispose or to direct the disposition of

                  Hyos Invest Holding AG: 1,250,000

CUSIP No. 761013101                    13G                           Page 6 of 8


            (iv)  Shared power to dispose or to direct the disposition of

                  0

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 5, 2001
                                              ----------------
                                                     (Date)

                                                Erbengemeinschaft
                                                Dr. Ernst Muller-Mohl


                                             /s/ Dr. Marco Niedermann
                                             --------------------------------
                                             By: Dr. Marco Niedermann
                                             Title: Representative of the Estate

CUSIP No. 761013101                    13G                           Page 7 of 8


            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 5, 2001
                                            ----------------
                                                 (Date)

                                            Hyos Invest Holding AG


                                            By:   /s/ Frank Gulich
                                                  ------------------------------
                                            Name: Frank Gulich
                                            Title: Member of the Executive Board


                                            By:   /s/ Michele Martucci
                                                  ------------------------------
                                            Name: Michele Martucci
                                            Title: Member of the Executive Board

CUSIP No. 761013101                    13G                           Page 8 of 8


                             JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the
Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Firebrand Financial Group, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 5, 2001


                                    Erbengemeinschaft Dr. Ernst Muller-Mohl

                                    By: /s/ Dr. Marco Niedermann
                                        ----------------------------------------
                                        Name: Dr. Marco Niedermann
                                        Title: Representative of the Estate


                                    Hyos Invest Holding AG

                                    By:  /s/ Frank Gulich
                                        ----------------------------------------
                                         Name: Frank Gulich
                                         Title: Member of the Executive Board

                                    By:  /s/ Michele Martucci
                                        ----------------------------------------
                                         Name: Michele Martucci
                                         Title: Member of the Executive Board